Exhibit 99.1

Bragg Gaming Group Closes Acquisition of Drayton International, Converts Subscription Receipts, and Announces Matt Davey Appointment as Board Chairman

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

Toronto, July 22, 2026, /CNW/ - Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) (“bragg” or the “Company”), a leading iGaming content and platform technology solutions provider, today announced the closing of its previously announced acquisition of Drayton International (the “Transaction”), the concurrent conversion of subscription receipts into common shares and warrants under its previously announced non-brokered private placement (the “Offering”), the renewal of its senior credit facility, and changes to the composition of its board of directors.

Closing of the Drayton International Acquisition

bragg has completed the acquisition of all of the issued and outstanding securities of Drayton International for aggregate consideration of US$9,000,000, satisfied entirely through the issuance of 4,500,000 common shares of the Company (the “Consideration Shares”). Certain former shareholders of Drayton who received Consideration Shares are also subject to a lock-up pursuant to which they may not sell, transfer, dispose of, or otherwise deal in their Consideration Shares for up to 24 months following closing of the Transaction, with 25% of the locked-up Consideration Shares released at 12, 15, 18 and 24 months following closing of the Transaction. The Transaction positions bragg to expand its presence in regulated U.S. sports betting and horse racing markets through Drayton’s established technology and operational capabilities. Drayton’s portfolio includes equity interests across a number of licensed gaming studios, broadening bragg’s access to proprietary game content and features that can be integrated into bragg’s existing platform, Hub and PAM offering. Further, Advance Deposit Wagering (ADW) represents bragg’s entry into the regulated online wagering model used in U.S. horse racing, under which bettors fund an account in advance and place wagers on races, which is a licensed, fast-growing segment of the U.S. gaming market.

“Drayton gives bragg a direct, credible entry into the U.S. Advance Deposit Wagering (ADW) market, a diversified portfolio of studio equity interests and proprietary distribution infrastructure that materially expands our content scale,” said Matevz Mazij, Chief Executive Officer of bragg. “Beyond this transaction, our studios continue to expand the breadth of games and features across the platform, including the early application of AI-assisted development tools to help us bring new content to market faster. We see real long-term potential here, and we intend to be direct with shareholders and the market as that work matures.”

Conversion of Subscription Receipts

In connection with the closing of the Transaction, the escrow release conditions under the Offering have been satisfied and all 751,445 subscription receipts issued at a price of US$1.73 per subscription receipt have been automatically exchanged, without further action or additional consideration, for an equal number of common shares and non-transferable common share purchase warrants of the Company. Each warrant is exercisable into one common share for a period of 36 months at an exercise price of US$2.16 per share, subject to acceleration in accordance with the terms of the warrants.

The common shares and warrants issued under the Offering remain subject to a statutory hold period in Canada of four months and one day from the closing of the Offering and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act of 1933, as amended. Subscribers are also subject to a lock-up pursuant to which they have agreed not to sell, transfer, dispose of, or otherwise deal in their shares or warrants for four months following closing of the Transaction.

Lender Consent and Facility Renewal

In connection with the Transaction, the Company obtained the prior written consent of Bank of Montreal (“BMO”), as lender under its existing credit facility, to the Transaction. The credit facility has also been renewed for another year on terms consistent with the existing arrangement.

Board Changes

The Company is pleased to announce the appointment of Matt Davey as Non-Executive Chairman of the board of directors of the Company, effective as of the closing of the Transaction.

Mr. Davey is a gaming entrepreneur and Founder and Chairman of Tekkorp Capital, a gaming-oriented investment fund. Upon closing of the Transaction and the Offering, Mr. Davey, through Tekkorp Capital, holds approximately 10.09% of the issued and outstanding common shares of the Company on a non-diluted basis. Mr. Davey brings deep relationships and a track record of value creation across gaming M&A, with particular experience in the U.S. sports betting and online gaming sectors. His appointment comes at a pivotal moment as bragg expands its presence in regulated U.S. sports betting and horse racing markets through the recently closed Drayton International acquisition.

“Matt is highly respected throughout our industry and brings deep strategic, operational and governance experience,” said Holly Gagnon, Chair of the Board. “His track record speaks for itself, but what stands out to me is that he's not just advising bragg, he's now genuinely invested in where we go next. As we enter this next phase following the transaction, we're glad to have that experience and perspective on the board as we focus on execution and long-term value for shareholders.”

As part of these changes, Ms. Gagnon is stepping down as Chair of the Board and will be succeeded in that role by Mr. Davey; she will continue to serve as a director of the Company. The Board extends its sincere appreciation to Ms. Gagnon for her dedication and contributions as Chair of the Board and for her leadership in facilitating this transaction and a smooth Board transition. The Company also congratulates Ms. Gagnon on her induction into the American Gaming Association's Gaming Hall of Fame Class of 2026, an honor recognizing more than three decades of leadership in the gaming industry. She will be formally inducted at the Global Gaming Expo (G2E) in Las Vegas later this year.

“Bragg has built the foundations needed for a powerful platform and distribution business: real content, real technology, and real licences in highly regulated markets," said Matt Davey, Non-Executive Chairman of Bragg. "The next chapter is about disciplined execution — focus, balance sheet strength, operating cash flow, and revenue growth driven by letting the product do the talking. I've built businesses through this phase before, and I look forward to supporting the board and management as they do it here.”

The Company also announces the resignation of Matevz Mazij from the board of directors, effective July 22, 2026. Mr. Mazij's resignation follows his offer to resign in accordance with the Company's majority voting policy after not receiving a majority of votes cast for his re-election at the Company's annual general meeting held on June 18, 2026. The board has accepted Mr. Mazij's resignation. Mr. Mazij remains Chief Executive Officer of Bragg.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian securities laws (together “forward-looking statements”), including statements with respect to the benefits and effects of the Transaction; the terms of the Offering; the expected roles and contributions of directors and officers; and the Company's strategic plans and intentions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated. Readers are cautioned not to place undue reliance on forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements, except as required by applicable securities laws.

About Bragg Gaming Group

Bragg Gaming Group, “bragg” (NASDAQ: BRAG, TSX: BRAG) crafts igaming environments that elevate player experiences. By combining battle-tested regulatory expertise with smart technology and captivating games and gaming worlds, bragg delivers a proven revenue engine for operators and an unforgettable experience for players.

The bragg product suite includes:

●	casino games: Featuring bragg studios game experiences, as well as aggregated and bespoke IP crafted for bragg by partner studios

●	fuze™: Real-time behavioural intelligence that maps player journeys to reduce churn and maximize lifetime value.

●	bragg hub: A single integration aggregating the industry's best games from bragg’s premium in-house studios and third-party games houses

●	bragg PAM: A proven, scalable platform that simplifies operations across markets.

Licensed and operational in 30+ regulated markets globally, including the U.S., Canada, LatAm, and Europe, bragg is engineered for igaming players and built for operator growth.

Join bragg on LinkedIn

For further information:

Robbie Bressler
Chief Financial Officer
Bragg Gaming Group Inc.
ir@bragg.games

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